SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	August 22, 2006 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso becomes the sole producer of coated mechanical paper in Latin America The Group acquires assets from International Paper in Brazil

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has reached an agreement to acquire 100% of the shares in Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda. from International Paper. The deal comprises a paper mill producing coated mechanical paper (205 000 tonnes annual capacity), a sawmill (150 000 m3 sawn timber annual capacity) and approximately 50 000 hectares of land out of which approximately 30 000 hectares are productive plantations. (These assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper.)

The estimated enterprise value is USD 415 million (EUR 324 million) with about half of the value attributable to paper business, including tax credits of USD 10–15 million, and the balance to sawmill and plantations. This equates to an acquisition cost of approximately USD 1 100 (EUR 860) per tonne paper capacity. The transaction is expected to be completed in the third quarter of 2006, subject to customary closing conditions.

The acquisition of International Paper’s coated mechanical paper business in Brazil supports Stora Enso’s existing strategy for the new growth markets. “The strategic aim of this acquisition is to strengthen our presence in the Latin American market through paper production in Brazil. This will firmly establish our publication paper business in Latin America and expand it into new markets. With this acquisition we will become the sole producer of coated mechanical paper in Latin America,” says CEO Jukka Härmälä.

The acquired entities are at Arapoti, in the state of Paraná, near major markets. In 2005 the companies had net sales of USD 228 million (EUR 178 million), 76% from coated mechanical paper, 15% from plantations and 9% from sawmilling. EBITDA and EBIT in 2005 were USD 55 million (EUR 43 million) and USD 39 million (EUR 31 million) respectively. The acquired entities have 711 employees.

The light-weight coated (LWC) production line, which has an annual capacity of 205 000 tonnes, includes a fully integrated thermo-mechanical pulp (TMP) mill. The paper machine and the TMP line were built in 1992 and the paper machine was rebuilt in 1999. The site has scope for production expansion in the future.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

2(3)

The sawmill started operations in autumn 2004. The annual sawmilling capacity is 150 000 m3. The Vinson companies own approximately 50 000 hectares of land, including 25 000 hectares of pine and 5 000 hectares of eucalyptus plantations, and are more than self-sufficient in wood supply.

The paper mill will be incorporated into Stora Enso’s Publication Paper division and is the main focus in the acquisition. The sawmill and plantations will be incorporated into Stora Enso Forest Products division. The future development options for the sawmill and plantations are being evaluated. Stora Enso Latin America will have a supporting role in administration and sales.

Financial impact on Stora Enso

The Vinson acquisitions and Celbi Pulp Mill divestment are estimated to have the following net financial effects on Stora Enso: Stora Enso debt is estimated to decrease by EUR 100 million and the debt/equity ratio from 0.65 (end of June 2006) to 0.63. The acquisitions are moderately earnings per share (EPS) and cash earnings per share (CEPS) accretive.

Stora Enso in Latin America

Veracel Pulp Mill in Brazil, Stora Enso’s joint venture, started production of low-cost, high-quality bleached eucalyptus pulp in May 2005. The annual capacity of the mill is 900 000 tonnes and the joint venture has 76 000 hectares of eucalyptus plantations in Brazil. The joint venture is exploring the possibility of building a second fibre line at the Veracel site. In addition, Stora Enso has been purchasing land for plantations in southern Brazil and Uruguay. The Latin America division headquarters is in São Paulo and the Group has sales offices in Buenos Aires, Mexico City, Santiago de Chile and São Paulo through which it sells about 400 000 tonnes of paper and board annually.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

A map of Stora Enso’s activities in Latin America and image material are available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=20060822

Please, copy and paste the link into your web browser.

The previous press releases regarding Stora Enso’s activities in Latin America and Celbi Pulp Mill divestment are available at www.storaenso.com/press:

-	8 August 2006: Stora Enso finalises divestment of Celbi Pulp Mill and sale of Advance Agro shares

-	8 June 2006: Stora Enso sells its Celbi Pulp Mill to Altri

-	26 September 2005: Stora Enso is purchasing land in Brazil and Uruguay

-	28 September 2005: Stora Enso is exploring the possibility of building a new fibre line at Veracel

Stora Enso Oyj
Business ID 1039050-8

3(3)

-	15 August 2005: Stora Enso’s Oulu Mill receives first shipment of Veracel pulp

-	8 May 2003: Stora Enso and Aracruz announce decision to build Veracel pulp mill

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel